

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 3, 2007

Mr. Srinivasan Venkatakrishnan
Executive Director, Finance
AngloGold Ashanti Limited
11 Diagonal Street
Johannesburg, South Africa 2001

   Re: **AngloGold Ashanti Limited**
      Form 20-F for the Fiscal Year Ended December 31, 2005
      Filed March 20, 2006
      Response letter dated April 19, 2007
      File No. 1-14846

Dear Mr. Venkatakrishnan:

   We have completed our review of your 2005 Form 20-F, and do not, at this time, have any further comments.

         Sincerely,

         Jill Davis
         Branch Chief